Mail Stop7010



                  September 7, 2005




Mike Ulrich
Vice President and Trust Officer
JP Morgan Chase
700 LaVaca, 2nd Floor
Austin, TX 78701

      Re:	LL&E Royalty Trust
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed on March 31, 2005
      File number 1-08518
      Supplemental Response dated August 26, 2005

Dear Mr. Ulrich:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Engineering Comments

Form 10-K for the Year Ended December 31, 2004

Miller & Lent Letter, page 19

1. Regarding response number 5 of your letter dated August 26,
2005
our original comment was concerning the increase in the estimated net revenues from the developed reserves. However, your response included the future drilling of two wells which at the time would have still been considered undeveloped reserves. In addition, Rule 4-10(a) of
Regulation S-X for proved developed reserves states that additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques should be included as
"proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved. Therefore, we reissue our original comment.

2. Regarding your response number 6 tell us the reason you classified the gas reserves attributed to South Pass 89 C-11Well as proved reserves. Explain to us what assurances you previously had, if any, that this well would be drilled by the operator.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations. Page 42
Status of the Trust, page 42

3. We note that The Trust will terminate in the event the total amount of cash received per year by the Trust falls below certain levels. Assuming current prices, indicate that the number of years before production levels would fall to a point where the $5 million level would not be reached. See Item 303(a)(3) of Regulation S-K and the
Instructions to that Item regarding known trends or uncertainties.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact James Murphy, Petroleum Engineer at (202)
551-
3703 with questions about engineering comments.   Please contact
me at
(202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director
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Mike Ulrich
LL&E Royalty Trust
September 7, 2005
Page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE